UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

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                                    FORM 6-K

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                            REPORT OF FOREIGN ISSUER

                       Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


                                  March 17, 2009


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                                NOVO NORDISK A/S
             (Exact name of Registrant as specified in its charter)


                                    NOVO ALLE
                               DK-2880, BAGSVAERD
                                     DENMARK
                    (Address of principal executive offices)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

                       Form 20-F [X]     Form 40-F [ ]


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                             Yes [ ]     No [X]


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g-32(b):82-_____________________

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TRANSACTION IN OWN SHARES

NOVO NORDISK A/S - SHARE REPURCHASE PROGRAMME

On 29 January 2009 Novo Nordisk initiated its share repurchase programme in accordance with the provisions of the European Commission's regulation no 2273/2003 of 22 December 2003, also referred to as the Safe Harbour rules.

Under the programme Novo Nordisk will repurchase B shares for an amount up to DKK 3.0 billion in the period from 29 January 2009 to 5 August 2009.

Since the announcement as of 2 March 2009, the following transactions have been made under the programme:

                             NUMBER              AVERAGE             TRANSACTION
                                 OF             PURCHASE                  VALUE,
                             SHARES                PRICE                     DKK
ACCUMULATED, LAST
ANNOUNCEMENT              1,660,000                                  504,426,150
2 March 2009                 75,000               280.12              21,009,000
3 March 2009                 80,000               273.59              21,887,120
4 March 2009                 75,000               273.64              20,523,000
5 March 2009                 75,000               274.70              20,602,500
6 March 2009                 75,000               260.92              19,569,000
ACCUMULATED UNDER THE
PROGRAMME                 2,040,000                                  608,016,770

Transactions related to Novo Nordisk's incentive programmes have resulted in an increase of 48,117 B-shares in Novo Nordisk's holding of treasury shares. The shares in these transactions were not part of the Safe Harbour repurchase programme.

With the transactions stated above, Novo Nordisk owns a total of 26,892,552 treasury shares, corresponding to 4.2% of the share capital. The total amount of shares in the company is 634,000,000 including treasury shares.

Novo Nordisk is a healthcare company and a world leader in diabetes care. In addition, Novo Nordisk has a leading position within areas such as haemostasis management, growth hormone therapy and hormone replacement therapy. Novo Nordisk manufactures and markets pharmaceutical products and services that make a significant difference to patients, the medical profession and society. With headquarters in Denmark, Novo Nordisk employs more than 27,000 employees in 81 countries, and markets its products in 179 countries. Novo Nordisk's B shares are listed on the stock exchanges in Copenhagen and London. Its ADRs are listed on the New York Stock Exchange under the symbol 'NVO'. For more information, visit novonordisk.com.

Further information:

Media:                            Investors:

Outside North                     Outside North
America:                          America:
Mette Kruse Danielsen Mads        Veggerby Lausten

Tel: (+45) 4442 3883              Tel: (+45) 4443 7919
mkd@novonordisk.com               mlau@novonordisk.com

                                  Kasper Roseeuw
                                  Poulsen
                                  Tel: 4442 4471
                                  krop@novonordisk.com

In North America:                 In North America:
Sean Clements                     Hans Rommer
Tel: (+1) 609 514 8316            Tel: (+1) 609 919 7937
secl@novonordisk.com              hrmm@novonordisk.com

Company Announcement no 13 / 2009







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                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

Date: March 17, 2009                           NOVO NORDISK A/S
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                                            Lars Rebien Sorensen,
                                     President and Chief Executive Officer